OASIS CAPITAL

EXTENSION AGREEMENT

January 21, 2021

Iota Communications, Inc.
600 Hamilton Street
Suite 1010
Allentown, PA 18101

Dear Terrence,

The letter of notification dated, January 21, 2021, is to notify Iota Communications, Inc. of the increase of the beneficial ownership blocker from 4.99% to 9.99% of the outstanding shares of Common Stock. The increase entitles Oasis Capital, LLC to convert any portion of the executed Convertible Promissory Notes dated October 29, 2019 and December 19, 2019 (the "Notes"), respectively, up to and including 9.99% of the outstanding shares of Common Stock.

Additionally, Iota Communications, Inc. and Oasis Capital, LLC (the "Parties") agree to extend the maturity date of the Notes to July 1, 2021. This is the date upon which the principal amount of the Notes as well as any accrued and unpaid interest and other fees shall be due and payable to Oasis Capital, LLC from Iota Communications, Inc.

IN WITNESS WHEREOF, the Parties hereto have agreed and executed this Extension Agreement as of the date first above written.

DocuSigned by:	
IOTA COMMUNICATIONS, INC.	**OASIS CAPITAL, LLC**
Name: 560AD27EF53A497...	Name:
Title: Terrence DeFranco CEO	Title: Adam R. Long, Managing Member
Date: 1/21/2021	Date: 1/21/2021